

03050793



Grupo
CONTINENTAL
S.A.

82-4211

April 25, 2003.

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.



SEC MAIL PROCESSING
RECEIVED
MAY 07 2003
WASH. D.C.
207
SECTION

SUPPL

Dear Sirs:

To maintain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (File number 82-4211), you will find the information regarding our Shareholders' Ordinary General Meetings, held on April 22, 2003: (Copy of the original documents and its translation into English).

1. Summary of the agreements approved by the ShareOwners in the ShareOwners' Meeting.
2. Annual Report and Financial Statements 2002.

If you need further information, do not hesitate to contact with us.

Very cordially yours,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Marcos Aguilar Romo
Secretary of the Board of Directors

c.c. The Bank of New York.
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer.

Incls
MAR'abr
39/GC

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

PRINCIPALES ACUERDOS DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE GRUPO CONTINENTAL CELEBRADA EL 22 DE ABRIL DE 2003.

- **SE APROBÓ EL INFORME ANUAL DEL CONSEJO DE ADMINISTRACIÓN, LOS ESTADOS FINANCIEROS CON CIFRAS AL 31 DE DICIEMBRE DE 2002 Y EL DICTAMEN DE LOS COMISARIOS.**
- **SE PRESENTÓ Y APROBÓ EL REPORTE PRESENTADO POR EL COMITÉ DE AUDITORÍA.**
- **FUERON RATIFICADOS LOS ACTOS Y ACUERDOS DEL CONSEJO DE ADMINISTRACIÓN EJECUTADOS DURANTE 2002.**
- **SE DECIDIÓ APLICAR EL RESULTADO DEL EJERCICIO SOCIAL TERMINADO EL 31 DE DICIEMBRE DE 2002 POR 1,267 MILLONES 64 MIL 738 PESOS A LA CUENTA RESULTADO DE EJERCICIOS ANTERIORES Y TOMAR DE DICHA CUENTA 562 MILLONES 500 MIL PESOS PROVENIENTES DE LAS CUENTAS FISCALES, PARA EL PAGO DE UN DIVIDENDO EN EFECTIVO DE 75 CENTAVOS POR ACCIÓN, A CADA UNA DE LAS 750 MILLONES DE ACCIONES ORDINARIAS SERIE I EMISIÓN 1999 EN CIRCULACIÓN, EN UNA SOLA EXHIBICIÓN A PARTIR DEL DÍA 8 DE MAYO DE 2003, CONTRA LA ENTREGA DEL CUPÓN NÚMERO 8 DE DICHAS ACCIONES.**
- **SE PRESENTÓ Y APROBÓ EL INFORME SOBRE EL MANEJO DEL FONDO DE COMPRA DE ACCIONES PROPIAS POR EL EJERCICIO 2002.**
- **FUE APROBADA LA PROPUESTA DE ESTABLECER EN 150 MILLONES DE PESOS EL MONTO MÁXIMO DESTINADO A LA COMPRA DE ACCIONES PROPIAS POR EL EJERCICIO 2003.**
- **SE APROBÓ LA PROPOSICIÓN DE IMPRIMIR NUEVOS TÍTULOS DE ACCIONES ORDINARIAS SERIE I EMISIÓN 2003, CON CUPONES DEL 1 AL 20, QUE AMPAREN EL CAPITAL SOCIAL Y CONTENGAN LAS MODIFICACIONES A ESTATUTOS APROBADAS EN 2002 Y EL NUEVO DISEÑO DEL LOGOTIPO DE LA EMPRESA. TAMBIÉN SE APROBÓ QUE LOS NUEVOS TÍTULOS SUSTITUYAN A LOS ACTUALES TÍTULOS EN CIRCULACIÓN Y QUE SE ENTREGUEN A LOS ACCIONISTAS TÍTULOS DEFINITIVOS DE ACCIONES ORDINARIAS SERIE I EMISIÓN 2003, CON VALOR NOMINAL DE $0.02 Y CUPONES ADHERIDOS DEL 1 AL 20. EL CANJE DE LOS NUEVOS TÍTULOS CONTRA LA ENTREGA DE LOS ACTUALES EN CIRCULACIÓN, LOS CUALES SERÁN DEBIDAMENTE CANCELADOS, SE HARÁ A PARTIR DEL 1 DE JULIO DE 2003, EN LAS OFICINAS DE LA SOCIEDAD UBICADAS EN AV. HIDALGO No. 2303 COL. SMITH, TAMPICO, TAM.**

- FUE ELECTO EL NUEVO CONSEJO DE ADMINISTRACION, COMO SIGUE:

CONSEJEROS PROPIETARIOS	CONSEJEROS SUPLENTES
Cynthia H. Grossman	Stacey Sánchez Grossman
Bruce E. Grossman	Brett E. Grossman
Marcos Aguilar Romo	Pedro M. García Elizondo
Carlos Canseco González	Diego A. Hinojosa Aguerrevere
Teodoro Circuit	Modesto Llarena Arriola
Lawrence R. Cowart	Eduardo Arrocha Gío
José Domene Zambrano	Carlos Sottil Cicero
Sergio Garza Treviño	Sergio Garza Trejo
Antonio López Rodríguez	Ana Dolores López Pariente De León
Martín Machinandiarena López	Xiemar Zarazúa López
Sergio Romero Roaro	Alfonso Siliceo Aguilar
Sergio Ruiz Garza	Alberto Ruiz Garza
Ernesto L. Tinajero Benavides	Ernesto L. Tinajero Flores
Guillermo Verduzco y Sánchez Aldana	Roberto Martínez Garza

TAMBIÉN SE APROBÓ A LA SEÑORA CYNTHIA H. GROSSMAN COMO PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN.

- COMO MIEMBROS DEL COMITÉ DE AUDITORIA FUERON DESIGNADOS LOS SEÑORES CARLOS CANSECO GONZÁLEZ, SERGIO GARZA TREVIÑO, MARTÍN MACHINANDIARENA LÓPEZ, SERGIO ROMERO ROARO Y ERNESTO L. TINAJERO.

- FUERON NOMBRADOS COMISARIOS, COMO SIGUE:

COMISARIO PROPIETARIO	COMISARIO SUPLENTE
EMILIO CASTILLO SÁNCHEZ M.	CARLOS GARZA Y RODRÍGUEZ

- SE ASIGNARON HONORARIOS A CONSEJEROS Y COMISARIOS POR LA CANTIDAD DE 1 MILLON 250 MIL PESOS, RATIFICANDO EL CARGO A LOS GASTOS GENERALES LOS HONORARIOS PAGADOS POR EL PERÍODO ANTERIOR.

MAIN RESOLUTIONS PASSED AT THE GENERAL ORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A., HELD ON APRIL 22, 2003.

- The Annual Report, the Individual and Consolidated Financial Statements and the Report by the Shareholders′ Representative corresponding to the Fiscal Year 2002 were approved.

- The report of the Auditing Committee was approved.

- The agreements and acts of the Board of Directors executed during the Fiscal Year 2002.

- It was resolved to transfer the Profits for $1,2670643,738.00 obtained in the Fiscal Year ended on December 31, 2002 in full to the Result from the Previous Fiscal Year account, without there being any application to the Legal Reserve as it is fully covered.

  It was resolved that $562'500,000.00 shall be taken from the balance of the Result from Previous Fiscal Year account to pay a cash dividend of $0.75 per share from the Reinvested Net Tax Profit account, and that the payment to each of the outstanding 750,000,000 Ordinary Series I 1999 Issue shares, is made in a single installment from May 8, 2003, against delivery of coupon number 8 of such shares, at the offices of the company located at Avenida Hidalgo No. 2303, Col. Smith, Tampico, Tamaulipas.

- The report on the company's repurchase fund of shares for the Fiscal Year 2001 was approved.

- The sum of $150'000,000.00 was approved as maximum amount for the company's repurchase fund of shares for the Fiscal Year 2003.

- It was approved the printing of new Ordinary Shares of Stock Series I Issue 2003, including coupons from 1 to 20, covering the Capital Stock and containing the amendments to Statutes already approved in 2002, as well as the new design of the logo's company. It was also approved the issue of the new titles which will be exchanged by the shareholders, upon the delivery of the actual s Ordinary Shares of Stock Series I Issue 1999 in circulation, (These will be cancelled) as of July 1st., 2003, at the offices of the company located at Avenida Hidalgo No. 2303, Col. Smith, Tampico, Tamaulipas.

- The new Board of Directors was elected as follows:

PROPIETARY DIRECTORS	**ALTERNATE DIRECTORS**
Cynthia H. Grossman	Stacey Sánchez Grossman

Bruce E. Grossman	Brett E. Grossman
Marcos Aguilar Romo	Pedro Manuel García Elizondo
Carlos Canseco González	Diego A. Hinojosa Aguerrevere
Teodoro Circuit	Modesto Llarena Arriola
Lawrence R. Cowart	Eduardo Arrocha Gío
José Domene Zambrano	Carlos Sottil Cicero
Sergio Garza Treviño	Sergio Garza Trejo
Antonio López Rodríguez	Ana Dolores López Pariente de León
Martín Machinandiarena López	Xiemar Zarazúa López
Sergio Romero Roaro	Alfonso Siliceo Aguilar
Sergio Ruiz Garza	Alberto Ruiz Garza
Ernesto L. Tinajero Benavides	Ernesto L. Tinajero Flores
Guillermo Verduzco y Sánchez Aldana	Roberto Martínez Garza

Mrs. Cynthia H. Grossman was also approved as Chairman of the Board.

- Messrs. Carlos Canseco González, Sergio Garza Treviño, Martín Machinandiarena López, Sergio Romero Roaro and Ernesto Tinajero Benavides were approved as members of the Auditing Committee.

- Messrs. Emilio Castillo Sánchez Mejorada and Carlos Garza y Rodríguez were designated as Proprietary and Alternate Shareholders´ Representatives, respectively.

- Fees to Directors and Shareholders' Representatives were also approved.